NO ACT

P.E.
01/17/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 12 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14005309

March 12, 2014

Brian V. Breheny
Skadden, Arps, Slate, Meagher & Flom LLP
brian.breheny@skadden.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-12-14

Re: The Allstate Corporation
Incoming letter dated January 17, 2014

Dear Mr. Breheny:

This is in response to your letters dated January 17, 2014 and February 18, 2014 concerning the shareholder proposal submitted to Allstate by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 12, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Robert E. McGarrah, Jr.
American Federation of Labor and Congress of Industrial Organizations
rmcgarra@aflcio.org

March 12, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Allstate Corporation
Incoming letter dated January 17, 2014

The proposal requests that the board authorize the preparation of a report on lobbying contributions and expenditures that contains information specified in the proposal.

We are unable to concur in your view that Allstate may exclude the proposal under rule 14a-8(i)(11). In our view, the proposal does not substantially duplicate the proposal submitted to Allstate by the New York State Common Retirement Fund. Accordingly, we do not believe that Allstate may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Sandra B. Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7180
DIRECT FAX
202-661-9010
EMAIL ADDRESS
BRIAN.BREHENY@SKADDEN.COM

February 18, 2014

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Supplemental Letter Regarding Stockholder Proposal Submitted by AFL-CIO Reserve Fund

Ladies and Gentlemen:

This letter relates to the no-action request (the "No-Action Request") we submitted pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on January 17, 2014 on behalf of The Allstate Corporation, a Delaware corporation (the "Corporation"). The No-Action Request provides an explanation of why the Corporation believes it may exclude a proposal and supporting statement (the "AFL-CIO Proposal") submitted to the Corporation by the AFL-CIO Reserve Fund (the "Proponent") from the Corporation's proxy materials for its 2014 Annual Meeting of Stockholders. In response to the No-Action Request, the Proponent submitted a letter (the "Response Letter") to the Staff on February 12, 2014. We are submitting this supplemental letter to address the points raised by the Proponent.

As we noted in our No-Action Request, a company may exclude a shareholder proposal pursuant to Exchange Act Rule 14a-8(i)(11) if the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same shareholders' meeting. The AFL-CIO Proposal substantially duplicates the proposal (the "Fund Proposal") previously submitted by the New York State Common Retirement Fund (the "Fund") on December 4, 2013. In the Response Letter, the Proponent argues that because the Fund Proposal indicates that "[p]ayments used for lobbying are not encompassed by this proposal," the AFL-CIO Proposal does not substantially overlap with the Fund Proposal. This assertion is counter to the Staff's historical view of similar proposals. *See WellPoint, Inc.* (Feb. 20, 2013); *JPMorgan Chase & Co.* (Feb. 24, 2012); *WellPoint, Inc.* (Feb. 24, 2012); *AT&T Inc.* (Feb. 2, 2012) (*recon. granted* Mar. 1, 2012); *CVS Caremark Corp.* (Feb. 1, 2012) (*recon. denied* Feb. 29, 2012); *Occidental Petroleum Corp.* (Feb. 25, 2011); *Citigroup Inc.* (Jan. 28, 2011)

Although the clarifying sentence included in the Fund Proposal may indicate that the Fund Proposal does not relate to lobbying payments, that sentence does not change the AFL-CIO Proposal's focus. The AFL-CIO Proposal and the Fund Proposal both request that the Corporation report on direct and indirect payments by the Corporation to influence the political process at the federal, state and local levels and disclose the amount and recipient of each contribution, as well as provide an indication of management's participation in deciding which matters to support. As explained in the No-Action Request, political activity and lobbying expenditures are treated similarly under the Internal Revenue Code, and trade associations—payments to which are specifically referenced in the supporting statements of both proposals—do not distinguish between such contributions and expenditures when providing information to their members about membership dues. Thus, the AFL-CIO's focus on such contributions and expenditures necessarily encompasses the Corporation's political payments and contributions intended to influence the political process, which is precisely the focus of the Fund Proposal. Indeed, it is because of this same principal thrust or focus of proposals similar to the ones the Corporation received that we believe the Staff in *CVS Caremark Corp.* (Mar. 15, 2013) agreed there was some basis for the argument that a proposal requesting disclosure of lobbying payments, policies and procedures did not substantially duplicate a previously submitted proposal that requested the disclosure of political contributions and expenditures *only* when both proposals included clarifying sentences.

Given the shared focus of the two proposals, and absent any clarifying language in the AFL-CIO Proposal, the Corporation shareholders would be required to consider proposals that are substantially duplicative. Accordingly, we continue to believe that the AFL-CIO Proposal is properly excludable under Rule 14a-8(i)(11).

We also note the Staff's longstanding position that Rule 14a-8 does not provide a basis for the substance of a shareholder proposal to be revised after the deadline for submitting proposals. *See* Section E of Staff Legal Bulletin 14 (July 13, 2001); Section D of Staff Legal Bulletin 14F (Oct. 18, 2011). The deadline for the Corporation shareholders to submit proposals for the 2014 Annual Meeting was December 11, 2013. The Proponent's request to alter the substance of its proposal is untimely and does not have a basis in Rule 14a-8.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at (202) 371-7180. Based on the Corporation's timetable for the 2014 Annual Meeting, a response from the Staff by February 21, 2014 would be of great assistance. In accordance with Section C of Staff Legal Bulletin 14D (Nov. 7, 2008) this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent to the Proponent.

Thank you for your prompt attention to this matter.

Very truly yours,

Brian V. Breheny

Enclosures

cc: Rob McGarrah, AFL-CIO Reserve Fund
Jennifer M. Hager and Alison Fogarty, The Allstate Corporation

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 12, 2014

Via electronic mail:* *shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Allstate Corporation's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of the Allstate Corporation ("Allstate"), by letter dated January 17, 2014, that it may exclude the shareholder proposal (the "Proposal") of the AFL-CIO Reserve Fund (the "Proponent") from its 2014 proxy materials.

I. Introduction

Proponent's shareholder proposal to Allstate urges that:

the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Allstate used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Allstate's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Allstate is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Allstate's website.

Allstate wrongly argues that since it has also received a separate shareholder proposal on political spending---a proposal that specifically excludes any consideration of spending on lobbying--- it may exclude the Proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in its 2014 proxy materials.

II. This Proposal may not be excluded pursuant to Rule 14a-8(i)(11) because the plain language of the previously submitted proposal explicitly excludes any consideration of the entire subject of this Proposal.

The purpose of Rule 14a-8(i)(11) is prevent confusion for companies and shareholders when two proposals are submitted for the same annual meeting on what appears to be the same subject. Exchange Act Release No. 12999 (Nov. 22, 1976) stated under the heading, "**Duplication**" that a company may exclude a proposal "If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

While Allstate has received at least two proposals for its 2014 annual meeting, the proposal it claims "substantially duplicates" the instant Proposal on lobbying disclosure contains an explicit disclaimer that it has nothing to do with lobbying:

"Payments used for lobbying are not encompassed by this proposal."

This language is clear and unambiguous. There can be no confusion among Allstate's shareholders that the proposals are the same. They are not. By its terms, the Proponent's Proposal deals exclusively with lobbying, whereas the previously submitted proposal expressly excludes lobbying.

III. Proponent is willing to amend the language of the Proposal to include a specific disclaimer that the Proposal does not address political spending.

For the reasons discussed above, the Proponent believes that the Proposal, as drafted, is not excludable as duplicative of the previously submitted proposal. If the Staff believes, however, that it would be appropriate to further clarify that the Proposal does not address political spending, that objective could be accomplished by adding the following to the end of the resolved clause:

"Payments used for political campaigns are not encompassed by this proposal."

Allstate concedes that the Staff has not permitted a company to exclude a proposal pursuant to Rule 14a-8(i)(11) when each of the proposals at issue contained language explicitly excluding consideration of the subject of the other proposal. ***CVS Caremark Corp.*** **(Mar. 15, 2013)**. Consequently, Proponent will promptly amend the Proposal should the Staff determine that such an amendment is in order here.

IV. Conclusion

Allstate has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal as required by Rule 14a-8(g). The Proposal may not be excluded under Rule 14a-8(i)(11) as substantially duplicative of another proposal because the previously submitted proposal at issue contains language excluding consideration of the subject of the Proponent's Proposal. Furthermore, **should the Staff deem it necessary,** the Proponent is willing to amend the Proposal to expressly exclude political spending.

Consequently, since Allstate has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before the Allstate's shareholders at the 2014 Annual Meeting. If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I am sending a copy to Counsel for Allstate.

Sincerely,

Robert E. McGarrah, Jr., Esq.
Office of Investment

REM/sdw
opeiu #2, afl-cio

cc: Brian Breheny, Counsel

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7180
DIRECT FAX
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BRIAN.BREHENY@SKADDEN.COM

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January 17, 2014

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by AFL-CIO Reserve Fund

Ladies and Gentlemen:

This letter is submitted on behalf of The Allstate Corporation, a Delaware corporation (the "Corporation"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Corporation requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2014 Annual Meeting of Stockholders (the "2014 Annual Meeting") the proposal described below for the reasons set forth herein.

General

The Corporation received a proposal and supporting statement (the "AFL-CIO Proposal") with a cover letter dated December 9, 2013, from the AFL-CIO Reserve Fund (the "Proponent") for inclusion in the proxy materials for the 2014 Annual Meeting. A copy of the AFL-CIO Proposal and cover letter are attached hereto as Exhibit A. The 2014 Annual Meeting is scheduled to be held on or about May 20, 2014. The Corporation intends to file its definitive proxy materials with the Commission on or about April 9, 2014.

This letter provides an explanation of why the Corporation believes it may exclude the AFL-CIO Proposal and includes the attachments required by Rule 14a-8(j). In accordance with Section C of Staff Legal Bulletin 14D (Nov. 7, 2008) ("SLB 14D"), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent to the

Proponent as notice of the Corporation's intent to omit the AFL-CIO Proposal from the Corporation's proxy materials for the 2014 Annual Meeting.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the AFL-CIO Proposal, a copy of that correspondence concurrently should be furnished to the Corporation.

Summary of the AFL-CIO Proposal

The resolution contained in the AFL-CIO Proposal reads as follows:

Resolved, the shareholders of The Allstate Corporation ("Allstate") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Allstate used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Allstate's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Allstate is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Allstate's website.

Basis for Exclusion

The AFL-CIO Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal Previously Submitted to the Corporation.

Under Rule 14a-8(i)(11), a company may exclude a shareholder proposal if the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same shareholders' meeting. The Commission has stated that the purpose of Rule 14a-8(i)(11) is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other. *See* Exchange Act Release No. 12999 (Nov. 22, 1976). The Staff consistently has taken the position that proposals having the same principal thrust or focus may be substantially duplicative, even if the proposals differ in their terms or scope. *See Ford Motor Co.* (Feb. 15, 2011); *Wells Fargo & Co.* (Jan. 7, 2009); *General Motors Corp.* (Apr. 5, 2007); *Weyerhaeuser Co.* (Jan. 18, 2006); *Abbott Laboratories* (Feb. 4, 2004).

The AFL-CIO Proposal substantially duplicates the proposal (the "Fund Proposal") previously submitted by the New York State Common Retirement Fund (the "Fund") on December 4, 2013. The Corporation intends to include the Fund Proposal, a copy of which is attached hereto as Exhibit B, in the proxy materials for the 2014 Annual Meeting.

The resolution contained in the Fund Proposal reads as follows:

> Resolved, that the shareholders of Allstate Corporation ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:
>
> 1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct and indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.
>
> 2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:
>
>   a. The identity of the recipient as well as the amount paid to each; and
>
>   b. The title(s) of the person(s) in the Company responsible decision-making.
>
> The report shall be presented to the board of directors or relevant board committee and posted on the Company's website.
>
> Payments used for lobbying are not encompassed by this proposal.

The principal thrust and focus of the AFL-CIO Proposal and the Fund Proposal are the same – the Corporation's political payments and contributions intended to influence the political process. More specifically, both the AFL-CIO Proposal and the Fund Proposal would have the Corporation report on direct and indirect payments by the Corporation to influence the political process at the federal, state and local levels and disclose the amount and recipient of each contribution, as well as provide an indication of management's participation in deciding which matters to support.

Each of the proposals' supporting statements convey a particular interest in transparency with regard to political spending and contributions made to trade associations and other tax-exempt organizations used to influence the political process. The AFL-CIO Proposal's supporting statement indicates that "Allstate does not disclose how much it contributes to each trade association for lobbying" and that "Allstate does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation."

The Fund Proposal's supporting statement indicates that the Fund "support[s] transparency and accountability in corporate spending on political activities." It also states that "publicly available data does not provide a complete picture of the Company's political spending," that "payments to trade associations used for political activities are undisclosed and unknown" and that "[t]he Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets."

Under Section 162(e) of the Internal Revenue Code ("IRC"), payments made to a trade association used to influence legislation, intervene in a political campaign, influence the general public, or directly communicate with a covered executive branch official to influence official actions or positions are considered nondeductible lobbying and political expenditures. A payment made to a trade association may be used for direct lobbying (*i.e.*, direct communications with public officials to influence official action) as well as for communications to influence the general public to take action by contacting a public official (*i.e.*, grassroots lobbying or indirect lobbying) and to advocate for or against candidates (*i.e.*, indirect intervention in political campaigns). These different types of contributions and expenditures are treated without distinction under the IRC and are not treated distinctly by a trade association when it notifies members of the non-deductibility of the portions of payments to the trade association. Because the AFL-CIO Proposal and the Fund Proposal both focus on these types of contributions and expenditures – that is, payments to trade organizations and other tax-exempt organizations used to influence the political process – shareholders would be unable to meaningfully distinguish between the two proposals.

The Staff has taken the view that a proposal requesting disclosure of lobbying payments and related policies and procedures substantially duplicates a previously submitted proposal that requested the disclosure of political contributions and expenditures and related policies and procedures because such proposals share the same principal thrust or focus. The similarities between the two proposals at issue here and those presented in Staff no-action precedent are considerable. In *Citigroup Inc.* (Jan. 28, 2011), for example, the Staff concurred that a proposal submitted by the AFSCME Employees Pension Plan requesting a report on "lobbying contributions and expenditures" (the "Lobbying Proposal") substantially duplicated a proposal (the "Political Expenditures Proposal") that requested a report on political contributions and expenditures. Similar to the AFL-CIO Proposal, the Lobbying Proposal in *Citigroup* sought increased transparency and accountability in corporate spending on political activities, including calling for a description of the company's policies and procedures, covered both direct and indirect payments, including itemized amounts paid to each recipient, and encompassed payments to trade associations and other tax-exempt organizations. Similar to the Fund Proposal, the Political Expenditures Proposal in *Citigroup* broadly addressed corporate spending on political activities, including calling for a description of the company's policies and procedures, covered both direct and indirect expenditures (as well as monetary and non-monetary contributions), including itemized amounts paid to each recipient, and encompassed payments to trade associations and other tax-exempt organizations. *See also WellPoint, Inc.* (Feb. 20, 2013); *JPMorgan Chase & Co.* (Feb. 24, 2012); *WellPoint, Inc.* (Feb. 24, 2012); *AT&T Inc.* (Feb. 2, 2012) (*recon. granted* Mar. 1, 2012); *CVS Caremark Corp.* (Feb. 1, 2012) (*recon. denied* Feb. 29, 2012); *Occidental Petroleum Corp.* (Feb. 25, 2011).

While the Staff denied relief in one instance that involved proposals similar to the AFL-CIO Proposal and the Fund Proposal, the facts presented in that case are distinguishable from those at issue here. In *CVS Caremark Corp.* (Mar. 15, 2013), the Staff did not concur that a proposal requesting disclosure of lobbying payments, policies and procedures substantially duplicated a previously submitted proposal that requested the disclosure of political contributions and expenditures. In that case, however, not only did the previously submitted proposal indicate that "[p]ayments used for lobbying [we]re not encompassed by th[at] proposal," the second proposal contained an essential sentence that clarified it did not substantially overlap with the previously submitted proposal. In particular, that sentence read, "[n]either 'lobbying' nor 'grassroots lobbying communications' include efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum." In contrast, while the Fund Proposal also indicates that "[p]ayments used for lobbying are not encompassed by this proposal," the AFL-CIO Proposal does not include the essential sentence that clarifies it does not substantially overlap with the Fund Proposal.

In view of the similarities between the proposals at issue here and those in *Citigroup*, and absent a clear indication within the four corners of the AFL-CIO Proposal that it does not substantially overlap with the Fund Proposal, the AFL-CIO Proposal is properly excludable under Rule 14a-8(i)(11) as sharing the same principal thrust and focus as the Fund Proposal.

Conclusion

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Staff that the AFL-CIO Proposal may be excluded from the Corporation's proxy materials for the 2014 Annual Meeting. Based on the Corporation's timetable for the 2014 Annual Meeting, a response from the Staff by February 14, 2014 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at (202) 371-7180.

Thank you for your prompt attention to this matter.

Very truly yours,

Brian V. Breheny

Enclosures

cc: Rob McGarrah, AFL-CIO Reserve Fund
Jennifer M. Hager and Alison Fogarty, The Allstate Corporation

EXHIBIT A

(see attached)

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 9, 2013

Mary J. McGinn, Secretary
Allstate Corporation, Office of the Secretary
2775 Sanders Road, Suite A2W
Northbrook, Illinois 60062-6127

Dear Ms. McGinn,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2013 proxy statement of The Allstate Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2014 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 345 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Rob McGarrah at 202-637-5335 or rmcgarra@aflcio.org.

Sincerely,

Brandon J. Rees, Acting Director
Office of Investment

BJR/sdw
opeiu #2, afl-cio

Attachment

Whereas, corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of The Allstate Corporation ("Allstate") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Allstate used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Allstate's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Allstate is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Allstate's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of corporate funds to influence legislation and regulation both directly and indirectly. According to Allstate's 2012 Corporate Responsibility Report, our company spent $15.6 million on "the public policy process at the state and federal levels." The Center for Responsive Politics reports that Allstate spent $2.9 million in direct federal lobbying in 2012—but this may not include grassroots lobbying. Allstate also had 109 lobbyists in 39 states.

Allstate does not disclose how much it contributes to each trade association for lobbying. For example, Allstate is a member of the U.S. Chamber of Commerce, which spent more than $136 million on lobbying in 2012. Moreover, Allstate does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as the American Legislative Exchange Council.

We urge you to vote FOR this proposal.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-0775

December 9, 2013 AMALGATRUST
A Division of Amalgamated Bank of Chicago

Mary J. McGinn, Secretary
Allstate Corporation, Office of the Secretary
2775 Sanders Road, Suite A2W
Northbrook, Illinois 60062-6127

Dear Ms. McGinn,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 345 shares of common stock (the "Shares") of Allstate Corporation beneficially owned by the AFL-CIO Reserve Fund as of December 9, 2013. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of December 9, 2013. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Brandon J. Rees
Acting Director, AFL-CIO Office of Investment

Facsimile Transmittal

Date: December 9, 2013

To: Mary J. McGinn, Allstate

Fax: 847-326-7524

From: Brandon J. Rees, AFL-CIO

Pages: 5 (including cover page)

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992
invest@aflcio.org

EXHIBIT B

(see attached)

THOMAS P. DiNAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

December 4, 2013

Ms. Mary J. McGinn
Corporate Secretary
The Allstate Corporation
2775 Sanders Road, Suite A2W
Northbrook, Illinois 60062-6127

Dear Ms. McGinn:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform The Allstate Corporation of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of The Allstate Corporation shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 and/or pdoherty@osc.state.ny.us should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

Resolved, that the shareholders of Allstate Corporation ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

   a. The identity of the recipient as well as the amount paid to each; and

   b. The title(s) of the person(s) in the Company responsible decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website.

Payments used for lobbying are not encompassed by this proposal.

Supporting Statement

As long-term shareholders of Allstate, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is in the best interest of the company and its shareholders and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said, "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Allstate contributed at least $6,335,152 in corporate funds since the 2003 election cycle. (CQ: http://moneyline.cq.com and National Institute on Money in State Politics: http://www.followthemoney.org)

Relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.